Filed Pursuant to Rule 433

Registration Statement No. 333-236658

Pricing Term Sheet

ONE GAS, INC.

Pricing Term Sheet

Issuer:	ONE Gas, Inc.

Ratings*:	A3 (negative) /BBB+ (negative) (Moody’s / S&P)

Legal Format:	SEC Registered

Pricing Date:	March 8, 2021

Settlement Date**:	March 11, 2021 (T+3)

Security Type:	0.85% Senior Notes due 2023	1.10% Senior Notes due 2024	Floating Rate Senior Notes due 2023

Size:	$1,000,000,000	$700,000,000	$800,000,000

Maturity Date:	March 11, 2023	March 11, 2024	March 11, 2023

Benchmark Treasury:	0.125% due February 28, 2023	0.125% due February 15, 2024	N/A

Benchmark Treasury Yield:	0.165%	0.339%	N/A

Spread to Benchmark Treasury:	+70 basis points	+80 basis points	N/A

Yield to Maturity:	0.865%	1.139%	N/A

Price to the Public:	99.970% of principal amount	99.885% of principal amount	100% of principal amount

Coupon Rate:	0.85%	1.10%	Three-month LIBOR plus 61 basis points per annum, payable quarterly in arrears and reset quarterly. The coupon rate that will be in effect on the settlement date will be determined on March 10, 2021.

Interest Payment Dates:	Semi-annually in arrears on March 11 and September 11, commencing September 11, 2021	Semi-annually in arrears on March 11 and September 11, commencing September 11, 2021	Quarterly in arrears on March 11, June 11, September 11 and December 11, commencing June 11, 2021

Optional Redemption:	Redeemable at any time on or after September 11, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest.	Redeemable at any time on or after September 11, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest.	Redeemable at any time on or after September 11, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest.

CUSIP / ISIN:	68235P AJ7 / US68235PAJ75	68235P AL2 / US68235PAL22	68235P AK4 / US68235PAK49

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Manager:	BOK Financial Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about March 11, 2021, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the notes initially will settle in T+3, purchasers who wish to trade the Notes on the date of pricing of the notes should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from BofA Securities, Inc. by calling toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or calling Mizuho Securities USA LLC, toll-free at 1-866-271-7403.